ZURICH®

Zurich creates new Mergers and Acquisitions unit

Zurich Financial Services
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Zurich, July 18, 2007 – Zurich Financial Services Group (Zurich) announced today that it has created a new Mergers & Acquisitions (M&A) unit to analyze needs and offer customized solutions for customers going through a merger or acquisition. The unit is already fully operational in the U.S. and will have worldwide capabilities through offices in London and Zurich by the fourth quarter of this year.

Thomas L. Gamble has been named president of the M&A unit. He joins Zurich with an extensive industry background, most recently as an executive vice president at Arch Insurance Group. He will report to Mario Vitale, CEO, Zurich Global Corporate in North America and will be based in New York City.

Geoff Riddell, CEO of Zurich Global Corporate, said: "Zurich's ability to offer rapid, integrated risk management solutions addresses our customers' increasing needs in this fast-paced, changing world of M&A and private equity transactions."

The risk services offered by Zurich's M&A experts and product specialists are enhanced by a truly global network, an extensive product breadth and a commitment to customer relationship management allowing Zurich to both deliver relevant risk insights for every step in the M&A transaction and provide customers with answers to risk issues which may otherwise hinder deal completion.

Mario Vitale, CEO, Zurich Global Corporate in North America said: "With the creation of the unit, Zurich is the only insurer to offer a fully integrated and fully dedicated team of professionals with expertise in a broad range of insurance products and all aspects of the M&A process."

The total value of M&A deals in 2006 reached an all-time high of approximately USD 4 trillion and compared with last year is up over 25 percent to USD 3.1 trillion year to date. With M&A activity likely to continue at a rapid pace this year and beyond, Zurich is committed to capturing a significant share of the insurance activity related to this important market.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 150 countries.

About Zurich's Global Corporate business division

Zurich's Global Corporate (GC) business division offers risk management services to corporations at a national and international level, including risk transfer and risk finance solutions. With a global network of professionals in over 140 countries, GC provides companies with total risk management strategies and standards that ensure all our customers have access to the same high-quality service. GC insures many of Fortune's Global 100 companies and is the largest corporate business insurer in Europe and the number two corporate insurer in the US.

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